

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Mark Locke
Chief Executive Officer and Director
Genius Sports Ltd
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

> **Re: Genius Sports Ltd**
> **Registration Statement on Form F-4**
> **Filed November 18, 2022**
> **File No. 333-268457**

Dear Mark Locke:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-4 Filed November 18, 2022

General

1. Please ensure that this registration statement is updated as necessary in accordance with comments you receive regarding, and changes you make to, your Schedule TO-I (File No. 005-93523).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ross Leff, Esq.